                    THE CITIZENS' NATIONAL BANK OF ASHLAND

                      REPORT OF INDEPENDENT ACCOUNTANTS
                            ON FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                               TABLE OF CONTENTS

                                                                          PAGES
                                                                          -----
Report of Independent Accountants........................................   1
Financial Statements:
  Balance Sheets as of December 31, 1995 and 1994........................   2
  Statements of Income for the years ended December 31, 1995, 1994, and
   1993..................................................................   3
  Statements of Changes in Shareholders' Equity for the years ended
   December 31, 1995, 1994, and 1993.....................................   4
  Statements of Cash Flows for the years ended December 31, 1995, 1994,
   and 1993..............................................................   5
  Notes to Financial Statements.......................................... 6-14

                                     (ART)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Citizens' National Bank of Ashland:

  We have audited the accompanying balance sheets of The Citizens' National Bank of Ashland (Bank) as of December 31, 1995 and 1994 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Citizens' National Bank of Ashland as of December 31, 1995 and 1994, and the results of its operations and cash flows for the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As described in Notes 2 and 9 to the financial statements, The Citizens' National Bank of Ashland has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994, and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1993.

                                          (ART)
                                          Coopers & Lybrand L.L.P.

One South Market Square
Harrisburg, Pennsylvania
January 13, 1996

                     THE CITIZENS' NATIONAL BANK OF ASHLAND

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1995 AND 1994

                                                          1995        1994
                                                       ----------- -----------
                        ASSETS
Cash and due from banks............................... $ 1,885,010 $ 2,138,498
                                                       ----------- -----------
Federal funds sold....................................   2,215,000     815,000
                                                       ----------- -----------
Investment securities, held-to-maturity (market value
 of $30,389,492 at December 31, 1994).................         --   31,059,669
                                                       ----------- -----------
Investment securities, available-for-sale (amortized
 cost of $29,436,570 at December 31, 1995)............  29,886,570         --
                                                       ----------- -----------
Loans.................................................  27,255,690  27,220,141
Less:
  Unearned income.....................................     603,527     619,265
  Allowance for loan losses...........................     293,623     277,408
                                                       ----------- -----------
      Net loans.......................................  26,358,540  26,323,468
                                                       ----------- -----------
Premises and equipment, net...........................     324,046     407,949
Accrued interest receivable and other assets..........     772,167     831,208
                                                       ----------- -----------
      Total assets.................................... $61,441,333 $61,575,792
                                                       =========== ===========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits:
    Noninterest-bearing...............................   4,378,678   4,313,280
    Savings...........................................  21,185,988  22,416,162
    Time..............................................  25,691,802  25,131,455
                                                       ----------- -----------
      Total deposits..................................  51,256,468  51,860,897
  Accrued interest payable............................     335,295     309,687
  Accrued taxes and other liabilities.................     442,968     274,167
                                                       ----------- -----------
      Total liabilities...............................  52,034,731  52,444,751
                                                       ----------- -----------
Shareholders' equity:
  Common stock, par value $20; 20,000 shares
   authorized, issued and outstanding.................     400,000     400,000
  Surplus.............................................   1,000,000   1,000,000
  Net unrealized gain on available for sale
   securities.........................................     297,000
  Retained earnings...................................   7,709,602   7,731,041
                                                       ----------- -----------
      Total shareholders' equity......................   9,406,602   9,131,041
                                                       ----------- -----------
      Total liabilities and shareholders' equity...... $61,441,333 $61,575,792
                                                       =========== ===========

    The accompanying notes are an integral part of the financial statements.

                     THE CITIZENS' NATIONAL BANK OF ASHLAND

                              STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                  1995       1994       1993
                                               ---------- ---------- ----------
Interest income:
  Interest and fees on loans.................. $2,329,567 $2,325,328 $2,578,474
  Interest on investment securities:
    Taxable...................................  1,348,462  1,249,379  1,228,212
    Tax-exempt................................    497,586    557,742    547,789
  Interest on federal funds sold..............    157,162     98,356    120,498
                                               ---------- ---------- ----------
      Total interest income...................  4,332,777  4,230,805  4,474,973
                                               ---------- ---------- ----------
Interest expense:
  Savings deposits............................    537,341    532,060    563,578
  Time deposits...............................  1,296,587  1,058,188  1,196,398
                                               ---------- ---------- ----------
      Total interest expense..................  1,833,928  1,590,248  1,759,976
                                               ---------- ---------- ----------
      Net interest income before provision for
       loan losses............................  2,498,849  2,640,557  2,714,997
Provision for loan losses.....................     16,093     50,000    230,000
                                               ---------- ---------- ----------
      Net interest income after provision for
       loan losses............................  2,482,756  2,590,557  2,484,997
                                               ---------- ---------- ----------
Other operating income:
  Service charges on deposit accounts.........     76,529     74,259     67,665
  Other service charges, commissions and
   fees.......................................     55,024     61,406     56,884
  Other income................................     68,474      6,413      8,880
                                               ---------- ---------- ----------
      Total other operating income............    200,027    142,078    133,429
                                               ---------- ---------- ----------
Other operating expenses:
  Salaries and employee benefits..............    987,143    870,861    808,950
  Net occupancy...............................    156,077     93,865     86,432
  Furniture and equipment.....................     92,468    105,153    108,878
  Other expenses..............................    945,534    656,602    676,983
                                               ---------- ---------- ----------
      Total other operating expenses..........  2,181,222  1,726,481  1,681,243
                                               ---------- ---------- ----------
Income before income taxes....................    501,561  1,006,154    937,183
Income tax provision..........................    113,000    174,000    165,000
                                               ---------- ---------- ----------
      Income before cumulative effect of
       change in accounting principle.........    388,561    832,154    772,183
Cumulative effect of change in accounting
 principle....................................                           74,811
                                               ---------- ---------- ----------
      Net income.............................. $  388,561 $  832,154 $  846,994
                                               ========== ========== ==========
Weighted average number of shares outstand-
 ing..........................................     20,000     20,000     20,000
                                               ========== ========== ==========
Per share amounts:
  Income before cumulative effect of change in
   accounting principle....................... $    19.00 $    41.61 $    38.61
                                               ========== ========== ==========
  Cumulative effect of change in accounting
   principle..................................                       $     3.74
                                               ========== ========== ==========
  Net income per share........................ $    19.43 $    41.61 $    42.35
                                               ========== ========== ==========

    The accompanying notes are an integral part of the financial statements.

                     THE CITIZENS' NATIONAL BANK OF ASHLAND

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

Balance, December 31, 1992.......................................... $8,271,893
  Net income........................................................    846,994
  Cash dividends ($20.50 per share).................................   (410,000)
                                                                     ----------
Balance, December 31, 1993..........................................  8,708,887
  Net income........................................................    832,154
  Cash dividends ($20.50 per share).................................   (410,000)
                                                                     ----------
Balance, December 31, 1994..........................................  9,131,041
  Net income........................................................    388,561
  Net unrealized gain on available-for-sale securities..............    297,000
  Cash dividends ($20.50 per share).................................   (410,000)
                                                                     ----------
Balance, December 31, 1995.......................................... $9,406,602
                                                                     ==========




    The accompanying notes are an integral part of the financial statements.

                     THE CITIZENS' NATIONAL BANK OF ASHLAND

                            STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                           1995         1994          1993
                                        -----------  -----------  ------------
Cash flows from operating activities:
  Net income before cumulative effect
   of change in accounting principle... $   388,561  $   832,154  $    772,183
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation.......................      42,922       55,695        67,004
    Loss on disposal of property, plant
     and equipment.....................      65,904
    Gain on sale of investments........      (3,500)        (700)       (1,250)
    Effect of change in accounting
     principle.........................                                 74,811
    Amortization of bond (discount)
     premiums, net.....................     (32,430)      68,024        70,367
    Provision for loan losses..........      16,093       50,000       230,000
    Deferred tax provision (benefit)...     (49,844)       7,905       (35,526)
    (Increase) decrease in accrued in-
     terest receivable and other as-
     sets..............................     (44,115)     (79,305)      149,822
    (Decrease) increase in accrued in-
     terest payable....................      25,608       (7,400)      (60,207)
    Increase (decrease) in accrued
     taxes and other liabilities.......     168,801       37,961       (70,497)
                                        -----------  -----------  ------------
      Net cash provided by operating
       activities......................     578,000      964,334     1,196,707
                                        -----------  -----------  ------------
Cash flows from investing activities:
  Proceeds from maturities of avail-
   able-for-sale securities............   8,592,746    6,705,761     7,930,000
  Purchases of available-for-sale secu-
   rities..............................  (6,933,717)  (8,187,595)  (10,346,514)
  Net (increase) decrease in loans.....     (51,165)    (556,541)      665,517
  Purchases of premises and equipment..     (24,923)     (67,747)      (74,436)
                                        -----------  -----------  ------------
      Net cash provided by (used in)
       investing activities............   1,582,941   (2,106,122)   (1,825,433)
                                        -----------  -----------  ------------
Cash flows from financing activities:
  Net increase (decrease) in noninter-
   est-bearing deposits................      65,398     (236,064)       73,202
  Net increase (decrease) in savings
   deposits............................  (1,230,174)     134,622      (480,234)
  Net increase (decrease) in certifi-
   cates of deposit....................     560,347      (12,858)     (980,936)
  Cash dividends.......................    (410,000)    (410,000)     (410,000)
                                        -----------  -----------  ------------
      Net cash used in financing activ-
       ities...........................  (1,014,429)    (524,300)   (1,797,968)
                                        -----------  -----------  ------------
      Increase (decrease) in cash and
       cash equivalents................   1,146,512   (1,666,088)   (2,426,694)
Cash and cash equivalents at beginning
 of year...............................   2,953,498    4,619,586     7,046,280
                                        -----------  -----------  ------------
Cash and cash equivalents at end of
 year.................................. $ 4,100,010  $ 2,953,498  $  4,619,586
                                        ===========  ===========  ============
Cash and cash equivalents at end of
 year consist of the following:
  Cash and due from banks..............   1,885,010    2,138,498     1,904,586
  Federal funds sold...................   2,215,000      815,000     2,715,000
                                        -----------  -----------  ------------
                                        $ 4,100,010  $ 2,953,498  $  4,619,586
                                        ===========  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

  The Citizens' National Bank of Ashland (Bank) operates in Ashland, Gordon and Lavelle, Pennsylvania. The Bank's primary source of revenue is derived from loans to customers who are predominantly middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The significant accounting policies of the Bank are as follows:

 Investment Securities:

  Effective January 1, 1994, the Bank adopted Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Under SFAS 115 all affected debt and marketable equity securities must be classified as held-to-maturity, trading, or available-for-sale. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Securities bought and held primarily for the purpose of selling in the near term are classified as trading and recorded at fair value. Changes in unrealized gains and losses on trading securities are recognized as income. No securities have been classified as trading. Debt securities not classified as held-to-maturity or trading and equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

  At December 31, 1995, the Bank elected to reclassify all investments from "held-to-maturity" to "available-for-sale" and accordingly recognized the net unrealized gain on investments available for sale of $297,000, net of applicable income taxes of $153,000, as a separate component of shareholders' equity.

 Premises and Equipment:

  Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions of premises and equipment are included in income in the period of disposition.

 Provision for Loan Losses:

  The Bank maintains an allowance for loan losses at an amount which, in management's judgment, should be adequate to absorb losses on existing loans that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality and review of specific problem loans.

 Income Taxes:

  Effective January 1, 1993, the Bank adopted Statement of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS 109). In accordance with SFAS 109, deferred income taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are calculated on the differences between the bases of assets and liabilities for financial statement purposes versus tax purposes

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

(temporary differences) using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense in the statements of income is equal to the sum of taxes currently payable, including the effect of the alternative minimum tax, if any, plus an amount necessary to adjust deferred tax assets and liabilities to an amount equal to period-end temporary differences at prevailing tax rates. (See Note 9).

 Interest Income on Loans:

  Interest income on commercial, consumer, and mortgage loans is recorded on the interest method. Nonaccrual loans are those on which the accrual of interest has ceased and where all previously accrued and unpaid interest is reversed. Loans are placed on nonaccrual status when principal or interest is past due 180 days or more and the collateral may be inadequate to recover principal and interest, or immediately, if in the opinion of management, full collection is doubtful. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income. Subsequent cash payments received are either applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectibility of principal and interest.

 Real Estate Owned:

  Real estate acquired through foreclosure is carried at the lower of the recorded amount of the loan for which the foreclosed property previously served as collateral or the current appraised value of the property. Prior to foreclosure, the recorded amount of the loan is written down, if necessary, to the appraised value of the real estate to be acquired by charging the allowance for loan losses. During 1995 and 1994 there were no non-cash transactions related to real estate acquired through foreclosure. During 1993 noncash transactions related to real estate acquired through foreclosure totaled $83,702.

  Subsequent to foreclosure, gains or losses on the sale of and losses on the periodic revaluation of real estate acquired through foreclosure are credited or charged to noninterest expense. Costs of maintaining and operating foreclosed property are expensed as incurred. Expenditures to improve foreclosed properties are capitalized only if expected to be recovered; otherwise, they are expensed.

 Statements of Cash Flows:

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. During 1995, 1994, and 1993 the Bank paid income taxes of $161,000, $158,529, and $172,585 and paid interest to depositors of $1,808,320, $1,597,648, and $1,820,183, respectively.

 Accounting for Loan Fees:

  Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loans' yields. The Bank is amortizing these amounts over the contractual life of the related loans.

 Net Income Per Share:

  Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period presented.

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Use of Estimates in the Preparation of Financial Statements:

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENT SECURITIES:

  The amortized cost and estimated market values of investments in debt securities at December 31, 1995 and 1994 are as follows:

                                              AVAILABLE-FOR-SALE
                                 ---------------------------------------------
                                               GROSS      GROSS     ESTIMATED
                                  AMORTIZED  UNREALIZED UNREALIZED   MARKET
   1995                             COST       GAINS      LOSSES      VALUE
   ----                          ----------- ---------- ---------- -----------
   U.S. Treasury securities..... $12,986,826  $208,117   $  5,947  $13,188,996
   U.S. Government agencies.....   8,287,500    55,592     14,895    8,328,197
   State and political subdivi-
    sions.......................   7,687,560   215,423     10,606    7,892,377
   Other securities.............     474,684     3,143        827      477,000
                                 -----------  --------   --------  -----------
                                 $29,436,570  $482,275   $ 32,275  $29,886,570
                                 ===========  ========   ========  ===========
                                               HELD-TO-MATURITY
                                 ---------------------------------------------
                                               GROSS      GROSS     ESTIMATED
                                  AMORTIZED  UNREALIZED UNREALIZED   MARKET
   1994                             COST       GAINS      LOSSES      VALUE
   ----                          ----------- ---------- ---------- -----------
   U.S. Treasury securities..... $13,985,190  $  4,198   $394,701  $13,594,687
   U.S. Government agencies.....   7,137,160    33,240    279,576    6,890,824
   State and political subdivi-
    sions.......................   9,242,532   133,820    154,477    9,221,875
   Other securities.............     694,787     4,724     17,405      682,106
                                 -----------  --------   --------  -----------
                                 $31,059,669  $175,982   $846,159  $30,389,492
                                 ===========  ========   ========  ===========

  The amortized cost and estimated market value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          AVAILABLE-FOR-SALE
                                                        -----------------------
                                                                     ESTIMATED
                                                         AMORTIZED    MARKET
                                                           COST        VALUE
                                                        ----------- -----------
   Due in one year or less............................. $ 5,811,161 $ 5,814,737
   Due after one year through five years...............  18,228,149  18,523,945
   Due after five years through ten years..............   5,131,428   5,272,739
   Due after ten years.................................     265,832     275,149
                                                        ----------- -----------
                                                        $29,436,570 $29,886,570
                                                        =========== ===========

  Proceeds from maturities of investments in debt securities (including sales) during 1995, 1994, and 1993 were $8,592,746, $6,705,761, and $7,930,000, respectively. Gross gains of $3,500, $700, and $1,250 were realized in 1995, 1994, and 1993, respectively.

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

3. INVESTMENT SECURITIES--(CONTINUED)

  Investment securities aggregating $2,030,000 and $1,767,000 at December 31, 1995 and 1994, were pledged to collateralize public deposits and other funds as provided by law.

  At December 31, 1995, the Bank had no investments of any one issuer (other than the U.S. Government and its agencies) with an aggregate book value in excess of ten percent of shareholders' equity.

  Interest earned on investment securities for the years ended December 31, 1995, 1994, and 1993 consisted of the following:

                                                  1995       1994       1993
                                               ---------- ---------- ----------
   Taxable:
     U.S. Treasury............................ $  816,654 $  756,149 $  735,651
     U.S. Government agencies.................    501,087    433,322    383,726
     Other securities.........................     30,721     59,908    108,835
                                               ---------- ---------- ----------
       Total taxable.......................... $1,348,462 $1,249,379 $1,228,212
                                               ========== ========== ==========
   Tax-exempt:
     State and municipal...................... $  497,586 $  557,742 $  547,789
                                               ========== ========== ==========

4. FAIR VALUES OF FINANCIAL INSTRUMENTS:

  The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

 Cash and Cash Equivalents:

  The carrying amounts reported in the balance sheets for cash and short-term instruments approximate those assets' fair values.

 Investment Securities:

  Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

 Loans:

  For variable-rate loans that reprice frequently with no significant change in credit risk, fair value equals carrying value. The fair values of fixed-rate residential mortgage loans, consumer loans, commercial, and commercial real estate loans are estimated by discounting the future cash flows using comparable current rates at which similar loans would be made to borrowers at similar credit risk. The carrying value of accrued interest adjusted for credit risk equals its fair value. The fair value of loans held for sale is based on quoted market prices for similar loans sold in securitization transactions.

 Deposit Liabilities:

  The fair values of demand and savings deposits equal their carrying values, without adjusting such fair value for any value from retaining those deposit relationships in the future. That value, known as a deposit intangible, is not considered in the value disclosed nor is it recorded in the balance sheets. The carrying values for variable rate money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using rates currently offered for similar deposits.

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

4. FAIR VALUES OF FINANCIAL INSTRUMENTS--(CONTINUED)

 Off-Balance-Sheet Instruments:

  Fair values for the Bank's off-balance-sheet instruments (guarantees and commitments) are based on fees currently charged to enter similar agreements and the counterparties' credit standing.

  The following table summarizes the carrying values and fair values of financial instruments at December 31, 1995 and 1994:

                                         1995                    1994
                                ----------------------- -----------------------
                                 CARRYING      FAIR      CARRYING      FAIR
                                   VALUE       VALUE       VALUE       VALUE
                                ----------- ----------- ----------- -----------
   Financial assets:
     Cash and federal funds
      sold....................  $ 4,100,010 $ 4,100,010 $ 2,953,498 $ 2,953,498
                                ----------- ----------- ----------- -----------
     Investment securities....   29,886,570  29,886,570  31,059,669  30,389,492
                                ----------- ----------- ----------- -----------
     Loans, net of unearned
      income..................   26,652,163  25,951,122  26,600,876  25,912,360
     Less: Allowance for loan
      losses..................      293,623                 277,408
                                ----------- ----------- ----------- -----------
       Net loans..............   26,358,540  25,951,122  26,323,468  25,912,360
                                ----------- ----------- ----------- -----------
       Total..................  $60,345,120 $59,937,702 $60,336,635 $59,255,350
                                =========== =========== =========== ===========
   Financial liabilities:
     Deposits.................   51,256,468  51,171,911  51,860,897  51,437,680
                                ----------- ----------- ----------- -----------
       Total..................  $51,256,468 $51,171,911 $51,860,897 $51,437,680
                                =========== =========== =========== ===========
   Off-balance-sheet financial
    instruments:
     Commitments to originate
      loans...................  $   198,000 $   198,000 $   300,000 $   300,000
                                =========== =========== =========== ===========

5. LOANS:

  The composition of loans outstanding at December 31, 1995 and 1994 is as follows:

                                                           1995        1994
                                                        ----------- -----------
   Commercial and industrial........................... $   477,055 $   431,827
   Real estate--mortgage...............................  21,199,028  20,973,144
   Installment.........................................   5,579,607   5,611,383
   Other...............................................                 203,787
                                                        ----------- -----------
                                                        $27,255,690 $27,220,141
                                                        =========== ===========

6. ALLOWANCE FOR LOAN LOSSES:

  A summary of the activity in the allowance for loan losses for the years ended December 31, 1995, 1994, and 1993 is as follows:

                                                   1995      1994       1993
                                                 --------  ---------  ---------
   Balance, January 1........................... $277,408  $ 283,384  $ 302,290
   Provision....................................   16,093     50,000    230,000
   Recoveries...................................   81,050    129,622    113,520
   Loans charged-off............................  (80,928)  (185,598)  (362,426)
                                                 --------  ---------  ---------
   Balance, December 31......................... $293,623  $ 277,408  $ 283,384
                                                 ========  =========  =========

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

7. BANK PREMISES AND EQUIPMENT:

  Premises and equipment at December 31, 1995 and 1994 are comprised of the following:

                                                           1995         1994
                                                        -----------  ----------
   Land................................................ $    10,700  $   10,700
   Buildings and improvements..........................     560,594     542,160
   Furniture and equipment.............................     795,389     788,900
                                                        -----------  ----------
                                                          1,366,683   1,341,760
   Less accumulated depreciation.......................  (1,042,637)   (999,715)
                                                        -----------  ----------
                                                            324,046     342,045
   Construction in process.............................                  65,904
                                                        -----------  ----------
                                                        $   324,046  $  407,949
                                                        ===========  ==========

  Depreciation expense charged to operations amounted to $42,922, $55,695, and $67,004 for the years ended December 31, 1995, 1994, and 1993, respectively.

8. TIME CERTIFICATES OF DEPOSIT OVER $100,000:

  The aggregate amounts of time certificates of deposit of $100,000 or more included in time deposits at December 31, 1995, 1994, and 1993 were approximately $1,144,000, $976,000, and $661,000, respectively. Interest expense on these deposits was approximately $60,000, $37,000, and $40,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

9. INCOME TAXES:

  The provision for income taxes for the years ended December 31, 1995, 1994, and 1993 consisted of the following:

                                                      1995      1994     1993
                                                    --------  -------- --------
   Current......................................... $162,844  $166,095 $200,526
   Deferred........................................  (49,844)    7,905  (35,526)
                                                    --------  -------- --------
                                                    $113,000  $174,000 $165,000
                                                    ========  ======== ========

  As discussed in Note 2, the Bank adopted the provisions of SFAS 109 effective January 1, 1993. The effect of this change is reflected in the statement of income as an accounting change. The cumulative effect of this change as of January 1, 1993 increased net income by $74,811.

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

9. INCOME TAXES--(CONTINUED)

  The components of the net deferred tax asset as of December 31, 1995, 1994, and 1993 were as follows:

                                                      1995     1994     1993
                                                    -------- -------- --------
   Deferred tax assets:
     Loan loss provision........................... $ 56,868 $ 46,755 $ 48,787
     Non-accrual loan interest income..............   21,662   19,449   17,466
     Loan origination fees.........................   35,546   32,146   55,896
     Deferred compensation.........................   81,327   68,069   57,735
     Alternative minimum tax credit................   61,166   46,374   39,811
                                                    -------- -------- --------
       Total deferred tax assets...................  256,569  212,793  219,695
                                                    -------- -------- --------
   Deferred tax liabilities:
     Depreciation..................................   41,497   40,781   44,181
     Accretion of discount.........................    7,508    5,116    4,371
     Unrealized gain on investments available-for-
      sale.........................................  153,000
     Miscellaneous.................................   18,980   24,043   20,385
                                                    -------- -------- --------
       Total deferred tax liability................  220,985   69,940   68,937
                                                    -------- -------- --------
       Net deferred asset.......................... $ 35,584 $142,853 $150,758
                                                    ======== ======== ========

  The Bank has recorded a net deferred tax asset of $35,584 for 1995 reflecting the benefit of temporary differences. Realization is dependent on taxable income in the carryback period and generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of taxable income are reduced.

  The significant components of the deferred tax expense (benefit) in 1995, 1994, and 1993 are as follows:

                                                     1995      1994      1993
                                                   --------  --------  --------
   Loan loss provision, net of charge-offs........ $(10,113) $  2,032  $  6,428
   Accelerated depreciation.......................      716    (3,400)   (3,195)
   Deferred compensation..........................  (13,258)  (10,333)  (10,182)
   Loan origination fees..........................   (3,400)   28,815   (26,520)
   Alternative minimum tax credit.................  (14,792)   (6,563)
   Other, net.....................................   (8,997)   (2,646)   (2,057)
                                                   --------  --------  --------
                                                   $(49,844) $  7,905  $(35,526)
                                                   ========  ========  ========

  The provision for income taxes differed from the amounts derived from applying the statutory graduated federal tax rates as follows:

                                                1995       1994       1993
                                              ---------  ---------  ---------
   Computed statutory tax provision.......... $ 170,531  $ 342,092  $ 344,078
   Effect of tax-exempt municipal bond and
    loan interest, net of interest offset....  (153,303)  (173,793)  (170,852)
   Nondeductible expense related to acquisi-
    tion.....................................    99,120
   Other.....................................    (3,348)     5,701     (8,226)
                                              ---------  ---------  ---------
                                              $ 113,000  $ 174,000  $ 165,000
                                              =========  =========  =========

                    THE CITIZENS' NATIONAL BANK OF ASHLAND

10. PROFIT-SHARING AND DEFERRED COMPENSATION PLANS:

  The Bank's noncontributory profit-sharing plan covers substantially all employees. The plan provides that the Bank contribute an amount not to exceed the amount deductible for federal income tax purposes, such amount to be fixed by appropriate action of the Board of Directors. For each of the years ended December 31, 1995, 1994, and 1993 the Bank provided $72,000, $32,000, and
$32,000, respectively.

  In addition to the noncontributory profit-sharing plan described previously, the Bank also maintains a contributory, nonqualified deferred compensation plan for members of the Board of Directors. Under the terms of this plan, members may elect to defer 100% of their fees for the lesser of five years from the inception of the plan or when their Board membership terminates, after which the deferred income will be paid over a ten-year period to the director or the director's beneficiary. For the years ended December 31, 1995, 1994, and 1993, total expense for this plan was $49,584, $40,980, and $40,536, respectively.

11. RELATED PARTY TRANSACTIONS:

  Certain directors and their business affiliates, executive officers and their families are indebted to the Bank. At December 31, 1995, 1994, and 1993 loans to these persons and their business affiliates amounted to approximately $88,000, $99,000, and $88,000, respectively. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

12. DIVIDEND RESTRICTIONS:

  The Bank is subject to legal limitations as to the amount of dividends that can be paid to its shareholders. The approval of certain banking regulatory authorities is required if the total of all dividends declared by the Bank exceeds limits as defined by the regulatory authorities. The Bank could declare dividends in 1996 without regulatory approval of approximately $401,000 plus an additional amount equal to the Bank's retained net profits in 1995 up to the date of any dividend declaration.

13. CREDIT AND INTEREST RATE RISK:

  The Bank grants commercial, consumer and residential loans to customers primarily in the Ashland area, Pennsylvania. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions of the region.

  The Bank's assets mature or reprice over a longer term than the liabilities which fund the assets. Therefore, during times of rising interest rates, net interest income will be reduced. For the year ended December 31, 1995, the Bank had average interest earning assets of $59.4 million having a weighted average effective yield of 7.73% and average interest-bearing liabilities of $48.0 million having a weighted average effective interest rate of 3.82%. Net interest income will fluctuate based on changes in interest rates and changes in the levels of interest sensitive assets and liabilities.

14. SUBSEQUENT EVENT:

  On January 12, 1996, the merger (Merger) among the Bank, Community Banks, Inc. (Community) and Community Banks, N.A. (CBNA), a national bank subsidiary of Community, was completed. Community and CBNA are headquartered in Millersburg, Pennsylvania. CBNA operates offices in Dauphin, Luzerne, Northumberland and Schuylkill Counties, Pennsylvania.

  In connection with the Merger, each share of the Bank's common stock, issued and outstanding as of January 12, 1996, has been converted into and became a right to receive shares of Community's common stock, par value $5 per share, having a market value as defined in the Merger Agreement dated July 5, 1995 of $770.

                     THE CITIZENS' NATIONAL BANK OF ASHLAND

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

                                                 THREE MONTHS ENDED
                          ------------------------------------------------------------------
                                        1995                              1994
                          --------------------------------  --------------------------------
                          MAR. 31 JUNE 30 SEPT. 30 DEC. 31  MAR. 31 JUNE 30 SEPT. 30 DEC. 31
                          ------- ------- -------- -------  ------- ------- -------- -------
Interest income.........  $1,039  $1,080   $1,116  $1,098   $1,046  $1,073   $1,042  $1,070
Interest expense........     424     459      510     441      388     392      401     409
                          ------  ------   ------  ------   ------  ------   ------  ------
 Net interest income....     615     621      606     657      658     681      641     661
Provision for loan loss-
 es.....................                               16       25               25
                          ------  ------   ------  ------   ------  ------   ------  ------
 Net interest income
  after provision for
  loan losses...........     615     621      606     641      633     681      616     661
Other income............      40      51       43      66       35      41       34      32
Other expense...........     400     430      502     849      383     385      403     556
                          ------  ------   ------  ------   ------  ------   ------  ------
 Income (loss) before
  income taxes..........     255     242      147    (142)     285     337      247     137
Income taxes............      48      46       22      (3)      57      72       43       2
                          ------  ------   ------  ------   ------  ------   ------  ------
 Net income (loss)......  $  207  $  196   $  125  $ (139)  $  228  $  265   $  204  $  135
                          ======  ======   ======  ======   ======  ======   ======  ======
Earnings per share......  $10.35  $ 9.80   $ 6.25  $(6.95)  $11.40  $13.25   $10.20  $ 6.75
                          ======  ======   ======  ======   ======  ======   ======  ======